Exhibit 99.13

AGREEMENT

By and among

Repsol YPF, S.A.

And

PETERSEN ENERGÍA Pty Ltd

MR. ENRIQUE ESKENAZI

MR. SEBASTIÁN ESKENAZI

MR. MATÍAS ESKENAZI STOREY

MR. EZEQUIEL ESKENAZI STOREY

February 21, 2008

"This is a convenience translation into English of a Spanish-language original document. This translation is without legal effect and, in the event of any discrepancy with the Spanish-language original document, the Spanish-language original shall prevail."

AGREEMENT

In Madrid, on February 21, 2008

By and Among

Party of the first part,

(1)

Of the first part Repsol YPF, S.A., parent company of Grupo Repsol YPF (hereinafter, “Repsol YPF”), established pursuant to Spanish laws on November 12, 1986 in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. Miguel Mestanza Fraguero on the same date with number 4,293 of those of his Protocol, a company duly registered in the Commercial Registry of Madrid at Volume 7063, 6058 of Section 3rd of the Companies Book, Folio 119, Page M-72,059-1. Repsol YPF has its corporate domicile at Paseo de la Castellana 278, 28046 Madrid and its tax identification code (CIF), A-78374725, is current.

Herein represented by Mr. Antonio Brufau Niubó, of age of majority, married, a Spanish national, with professional domicile in Madrid, Paseo de la Castellana 278, and in virtue of Spanish National Identification Document number 40.824.513-L, current, in virtue of a power of attorney granted on October 29, 2004, before the Notary of Madrid Carlos Rives Gracia, with number 2,889 of his protocol.

Hereinafter Repsol YPF shall be called “Repsol YPF.”

Party of the second part,

(1)

Mr. Enrique Eskenazi, of age of majority, married, an Argentine national, of age of majority, married, with professional domicile in Buenos Aires (Argentina), Avenida Coronel Díaz 2,748, 7th, and holder of Argentine passport no. 03171746M, current, and N.I.E. [Alien National Identification Document] number X-9298901-R, current.

(2)

Mr. Sebastián Eskenazi, an Argentine national, of age of majority, divorced, with domicile in Buenos Aires (Argentina), Avenida Coronel Díaz 2,748, 7th, and holder of Argentine passport no. 16764074N, current and N.I.E. number X-9298838-F, current.

(3)

Mr. Matías Eskenazi Storey, an Argentine national, of age of majority, married, with professional domicile in Acassuso, Buenos Aires (Argentina), and holder of Argentine passport no. 20383823N, current and N.I.E. number X-9298890-J, current.

(4)

Mr. Ezequiel Eskenazi Storey, an Argentina national, of age of majority, single, with professional domicile in Acassuso, Buenos Aires (Argentina) and holder of Argentine passport no. 14156036N, current.

(5)

PETERSEN ENERGÍA, Pty Ltd, a company established pursuant to the Laws of Australia, duly registered with the Securities and Investments Commission (“Securities and Investments Commission”) with company number 128,147,419 and tax identification number N-8001058 J.

The natural persons herein represented by Mr. Matías Eskenazi Storey, in virtue of a power of attorney granted in Argentina before the Notary of the City of Buenos Aires, Mr. Martín Luís Buasso, on February 11, 2008, duly apostilled.

For its part PETERSEN ENERGÍA Pty Ltd is represented by its Directors, Mr. Matías Eskenazi Storey and Mr. Claudio Cánepa, in virtue of the provisions of its corporate bylaws.

Hereafter Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and Mr. Ezequiel Eskenazi Storey shall be referred to as “Messrs. Eskenazi” and PETERSEN ENERGÍA Pty Ltd as “Holdings.”

Hereinafter Repsol YPF, Messrs. Eskenazi and Holdings shall be referred to jointly as the “Parties,” and each one of them individually as a “Party.”

WHEREAS

I.

Today, Grupo Repsol YPF, Messrs. Eskenazi, and PESA enter into diverse agreements related to the acquisition of shares of the Company. In particular, Grupo Repsol YPF and PESA enter into a Purchase and Sale Agreement and a Shareholders’ Agreement and Grupo Repsol YPF and Messrs. Eskenazi, the Option Agreements.

II.	Simultaneously, PESA and Holdings have entered into some financing agreements and guaranties with diverse financial institutions. In particular, the Senior Loan and the Intercreditor.

III.

Pursuant to the provisions of the Shareholders’ Agreement there are specific cases whose consequences the Parties wish to regulate, for which they enter into this agreement (hereinafter, the “Agreement”) pursuant to the following

CLAUSES

1.	DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings set forth below. All the terms used in this Agreement which are not defined in this stipulation, but which are set forth elsewhere in this Agreement, shall have the meaning assigned to them elsewhere in this Agreement.

•	“Shares”: shares representing one hundred percent (100%) of the capital stock of the Proprietor Companies.

•

“Underlying Shares”: shares of the Company acquired by (i) exercise of the Option Agreements and/or (ii) by virtue of the Purchase and Sale Agreement and/or (iii) through an OPA and/or (iv) those received in virtue of exchanges resulting from changes in the par value of the shares or mergers, divestitures, and similar operations, increases in capital charged to reserves or profit or adjustments or any issuance of shares released, as a result of ownership of the shares indicated in sections (i) to (iii) above.

•	“Corporate Acts”: notifications of meetings, attendance, and voting in favor of the corresponding resolution, in the Meeting and/or Board of Directors.

•

“Shareholders’ Agreement”: the agreement entered into today by Petersen Energía, S.A. and Grupo Repsol YPF which regulates a) their relations as shareholders of the Company and in particular, certain rights and obligations derived from their status as shareholders of the Company; and b) certain aspects related to the functioning of the Company and its organizational structure.

•

“Company”: the Argentine company YPF S.A., registered with the Inspectorate General of Justice under No. 404 of book 108, volume A, with domicile at Avda. Presidente Roque Saénz Peña 777, C1035AAC City of Buenos Aires, Argentina.

•	“Compensation”: is the sum of money cited in Clause 2.4.

•

“Purchase and Sale Agreement”: the purchase and sale agreement signed today by Grupo Repsol YPF and Petersen Energía, S.A., in virtue of which, Grupo Repsol YPF has transferred to Petersen Energía, S.A., shares of the Company representing 14.9% of its capital stock.

•

“Financing Agreement”: all the agreements entered into by the Proprietor Companies, including the Senior Loan, the Intercreditor, the Share Pledge Agreement, the Capital Increase Pledge Agreement and Pledge Agreements on the New Shares to finance the acquisition of Underlying Shares, by such Proprietor Companies, excluding the Vendors Loan signed today by PESA and Repsol YPF and any financing agreement signed by the Proprietor Companies with Grupo Repsol YPF or its affiliates for equivalent purposes.

•

“Option Agreements”: the agreements entered into today by Grupo Repsol YPF and Messrs. Eskenazi, in virtue of which Grupo Repsol YPF has granted Messrs. Eskenazi an option to purchase shares of the Company representing up to 10.1% of its capital stock.

•

“Eskenazi Family”: Messrs. Eskenazi and/or their their heirs, and individually and indistinctly, any of them, as well as (a) the spouse and/or straight-line descendents (including adopted children) of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and/or Mr. Ezequiel Storey; (b) an trust for the exclusive benefit of any person or any persons cited in clause (a), (c) any family trust, partnership, or limited-liability company established for the sole benefit of any person or any persons cited in clause (a), or for succession planning purposes, of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey and Mr. Ezequiel Eskenazi Storey, and/or (d) their heirs, testamentary executors named by the testator, executors designated by the probate court, curator or conservator of Mr. Enrique Eskenazi, Mr. Sebastián Eskenazi, Mr. Matías Eskenazi Storey, and/or Mr. Ezequiel Eskenazi Storey, any of them, or a trust established in virtue of any of their wills after their deaths or disability.

•	“Exercise Date”: the date on which the Representative sends to Repsol YPF or Repsol YPF sends the Representative the Notification of Exercise.

•	“Grupo Repsol YPF”: the companies Repsol YPF, Repsol Exploración, S.A., Caveant S.A. and Repsol YPF Capital, S.L.

•	“Intercreditor”: the Intercreditor Agreement signed today by and among PESA, Repsol YPF, and various financial institutions, in relation to the Senior Loan.

•

“OPA”: public offer to acquire shares of the Company under the terms and pursuant to the procedure stipulated in Article 7 of the Company’s corporate bylaws, as such article is amended from time to time.

•	“Options”: purchase options granted through the Option Agreements.

•	“Combined Net Equity”: the arithmetic sum of the Individual Net Equities of the Proprietor Companies.

•	“Individual Net Equity”: with respect to any Proprietor Company, the net equity of such Proprietor Company determined pursuant to current accounting rules applicable thereto on the Exercise Date.

•

“PESA”: Petersen Energía, S.A., a company established pursuant to Spanish laws, for the effects of this operation, on July 23, 2007, in virtue of public articles of incorporation granted before the notary public of Madrid, Mr. José Luis Martínez-Gil Vich on the same date under number 2918 of those of his Protocol, a company duly registered in the Commercial Registry of Madrid at Volume 24588, Folio 88, Page M-442504. Petersen Energía, S.A. has its corporate domicile at Plaza Pablo Picasso 1, Torre Picasso, 38th Floor, 28020, Madrid, and its tax identification code (CIF), A-85174621.

•

“Acquisition Price”: the sum of (i) the Combined Net Equity plus (ii) five hundred (500) million United States dollars plus (iii) the aggregate amount of the Premium corresponding to each Underlying Share owned by the Proprietor Companies at the time the Acquisition Price is paid.

•	“Exercise Price per Option Share”: the exercise price per share stipulated in the Option Agreements.

•

“Premium”: the difference, if positive and for each Underlying Share, between (a) the average trade price of one share of the Company during the ninety (90) days prior to the Exercise Date in the market with the greatest liquidity where such shares are listed and (b) the price at which such Underlying Share is reflected on the balance sheets of the Proprietor Companies of those Underlying Shares prepared pursuant to current accounting standards applicable to each Proprietor Share, at the Exercise Date.

•

“Option Termination Price”: the result of multiplying (a) the difference, if positive, between (i) the average trade price of one share of the Company during the ninety (90) days prior to the Exercise Price in the market with the greatest liquidity where such shares are listed and (ii) the Exercise Price per Option Share, at that date by (b) the number of shares of the Company pending acquisition under the Option Agreements at the Exercise Date. If the difference between (i) and (ii) were zero (0) or less than zero (0), the Option Termination Price shall be, in total, one United States dollar (US$ 1).

•	“Holdings Companies”: Petersen Energía Pty Ltd as well as the other shareholder companies of the Proprietor Companies.

•	“Proprietor Company”: PESA or any legal person owning Underlying Shares.

•	“Senior Loan”: the financing agreement signed by PESA with certain financial institutions today for PESA to acquire the Underlying Shares.

•	“Option Rights Holders”: the Eskenazi Family and/or any natural or legal persons to whom the Options have been assigned.

The terms that are used in singular shall have an equivalent meaning when used in plural, and vice versa. Any reference in this Agreement to shares or participations in a certain legal person shall include both the shares, the parts of interest, and any other form of participation in the capital of such legal person, as well as any certificates issued by such legal person or any third party representing shares, parts of interest or a participation in such legal person, including without implying limitation, “ADS’s”, “ADR’s” and any other certificate of deposit or custody for the shares, parts of interest, or participations in such legal person.

2.	OBLIGATIONS OF REPSOL YPF

Exclusively if any of the following events occurs (“Events”) within the 5 years after the date of this Agreement:

(A)

Repsol YPF were not to maintain directly or indirectly through controlled companies an ownership interest greater than or equal to fifty point zero one percent (50.01%) of the capital stock of the Company, without considering the shares of the Company owned by Grupo Repsol YPF that are subject to performance of the Option Agreement part of such 50.01% in any case, except in the case stipulated in the second paragraph of Clause 6.2 of the Shareholders’ Agreement; or

(B)

Grupo Repsol YPF were not to perform the Corporate Acts for the Company (i) to approve the distribution as dividends of ninety percent (90%) of its profit (“utilidades”) for the prior fiscal year or (ii) to make payment of such dividends on two (2) occasions each year or (iii) to distribute a special dividend of eight hundred and fifty million United States dollars (US$ 850,000,000.00) to be paid: (a) 50% during 2008 (25% during the first half and 25% during the second half); and (b) the other 50% during 2009 (25% during the first half and 25% during the second half), provided that the Proprietor Companies have performed, for their part, the Corporate Acts with respect to such dividends, under the same terms.

2.1	REPSOL YPF undertakes to perform the following acts:

2.1.1

(a) With respect to PESA, if any of the Events has occurred, and (i) the conditions agreed in Article 15.6 a) of the Intercreditor were to occur, Repsol YPF undertakes to exercise the rights it has under such Clause and to acquire the Senior Loan in its entirety and to become the sole holder of the rights thereunder with respect to PESA; or (ii) the conditions stipulated in Article 15.6 a) of the Intercreditor were not to occur, Repsol YPF undertakes to immediately pay, itself or to cause a third party to pay, the financial institutions, all the amounts owed by PESA under the Senior Loan under the conditions established in Article 2.04a) thereof, and acquire the rights of the financial institutions thereunder by subrogation; and

(b) with respect to the other Proprietor Companies, to immediately pay, itself or to cause a third party to pay, the financial institutions all the amounts owed under any Finance Agreement, acquiring the rights of the financial institutions thereunder by subrogation.

2.1.2

Terminate all collateral arrangements granted by the Holdings Companies, the Parties agreeing that at that time the Financing Agreements, as well as any other right or encumbrance that exists in favor of the financial institutions under the Senior Loan and/or any other Financing Agreements, shall be terminated, such that the Shares are free of charges and liens on ownership and possession of the Holdings Companies for the sole purpose of their transfer to Repsol YPF.

2.1.3	Acquire the Shares at the Acquisition Price and pay the Holdings Companies such Acquisition Price and the Option Rights Holders, the Option Termination Price.

2.2	For its part, once Repsol YPF has performed what is stipulated in section 2.1.1 above and in exchange for performance of the provisions of sections 2.1.2 and 2.1.3 has been verified.

2.2.1	the Holdings Companies undertake to sell the Shares to Repsol YPF against receipt of the Acquisition Price; and

2.2.2	the Option Rights Holders undertake to waive the Options and the Option Agreements shall be deemed terminated against receipt of the Option Termination Price.

2.3	The acts stipulated in sections 2.1.1., 2.1.2, and 2.2 shall be performed simultaneously, within a period of fifteen (15) days from the Exercise Date.

2.4

If the events contemplated in point 2.1 do not occur, Repsol YPF shall pay the Holdings Companies an amount equal to the Acquisition Price, as compensation (the “Compensation”) for the transfer by the Holdings Companies to Repsol YPF of such rights as may appertain to it against the Proprietor Companies or against the financial institutions derived from or related to the Financing Agreement and for the waiver by the Holdings Companies of any claim against the Proprietor Companies and against Repsol YPF derived from a breach of the provisions hereof.

3.	PROCEDURE

3.1	If any of the Parties considers that any of the Events has occurred, it shall report such circumstances to the other Party (the “Notification of Exercise”).

In the case of the Representative, such Notification of Exercise shall indicate the Exercise Price and the Option Termination Price that it considers applicable and it shall include (i) the financial documentation and information used for the calculations including the balance sheet at the Exercise Date, (ii) an explanation of the procedure followed to calculate them and (iii) copies of the same financial statements that the Holdings Companies have sent to the financial institutions pursuant to the Financing Agreements.

3.2

Once the Notification of Exercise from the Representative has been received by Repsol YPF the latter shall have a period of ten (10) calendar days to state whether (i) it accepts (a) the occurrence of the Act and (b) the Exercise Price and/or the Option Termination Price, included in the Notification of Exercise; or if (ii) it disagrees with any of them.

If the Notification of exercise is made by Repsol YPF, the other Party shall have a period of ten (10) days to (a) state whether it does or does not accept the occurrence of the Event and if it accepts it (b) propose the Exercise Price and the Option Termination Price.

Once the response to the Notification of Exercise is received by Repsol YPF, it shall again have a period a another ten days to state whether it accepts the Exercise Price and the Option Termination Price proposed or (ii) whether it disagrees with any of them.

3.3	If both Parties were to accept the Exercise Price and/or the Option Termination Price such accepted price shall be final and binding on the Parties.

3.4	In case of discrepancy, the Parties shall subject themselves to the Arbitration stipulated in Clause 6.2 of this Agreement.

4.	REPRESENTATIVE

4.1

Messrs. Eskenazi and Petersen Energía Pty Ltd designate as representatives for the effects of making the Notification of Exercise, indistinctly, Mr. Mauro Dacomo or Mr. Ignacio Moran, or any other person that they designate from time to time, pursuant to the notifications clause.

5.	OTHER STIPULATIONS

5.1	Notices

5.1.1

Any notices and communications that may or must be made by and among the Parties related to this Agreement, shall always be made in writing by notarized communication or another procedure that proves the delivery and receipt thereof by the addressee.

For the effects of notices, the Parties indicate the following addresses:

(i)	If sent to Messrs. Eskenazi:

To the attention of: Mr. Mauro Dacomo and/or Ignacio Moran

Address: Cerrito 740, 1st. City of Buenos Aires.

Fax number: 54 1155 55 01 00

to Petersen Energía Pty Ltd

To the attention of: Roque Izzo

Address: Level 23, Rialto Towers 525, Collins St., Melbourne Australia

Fax number: 61 434 358 885

(ii) If addressed to Repsol YPF:

Paseo de la Castellana no. 278-280

28046 Madrid (Spain)

Fax: (34) 91 348 04 47

Attention: Corporate Director of Corporate Strategy and Development

With a copy to

Fax: (34) 91 348 40 86

Attention: Corporate Director of Legal Services

5.1.2

Only notices sent to the addresses and in the manner indicated above shall be deemed received. Notices sent to the new address of any of the Parties shall only take effect if the Party addressee thereof has notified the other Party in advance of a change of address notifying it pursuant to this stipulation.

5.2	Assignment

None of the Parties may assign in whole or in part the rights and obligations derived from this Agreement to any third party except if expressly agreed in writing in advance by the other Party, except for Messrs. Eskenazi to companies one hundred percent (100%) held by the Eskenazi Family which become Holdings Companies or Option Rights Holders.

5.3	Taxes and expenses

Each one of the Parties shall bear its own taxes and expenses of any type payable for the granting and execution of this Agreement.

5.5	Modifications

This Agreement may only be modified through a written document signed by the Parties that explicitly refers to this Agreement.

5.6	Severability

If any of the Stipulations of this Agreement, or any stipulation included herein in the future, were or were to become null or impossible to perform, the validity or enforceability of the other Stipulations of this Agreement shall not be affected by such circumstance, except if the efficacy hereof depends thereon. It shall be construed that the null or impossible-to-perform stipulation shall be replaced by an adequate and equitable stipulation which, insofar as legally permissible, approximates insofar as possible the intention and objective of the aforementioned null or impossible-to-execute stipulation.

5.7	Initialing of the Agreement

The Parties expressly authorize Messrs. Enrique Hernández Pérez, in behalf of Grupo Repsol YPF, and Mr. Mauro Renato Dacomo, on behalf of PESA, to initial each and every one of the pages of this Agreement, including Appendices, and copies thereof.

5.8	Timeframes

5.8.1	The timeframes established in number of days stipulated in this Agreement shall begin to run on the day after that indicated as a reference date.

5.8.2	The timeframes indicated in weeks shall be calculated from day of the week to day of the week and those indicated in months or years shall be calculated from day to day.

5.8.3	The expiration date, which shall expire at twenty-four hundred hours, shall be deemed included in all timeframes.

6.	APPLICABLE LAW AND JURISDICTION

6.1	Applicable Law

6.1.1	This Agreement shall be governed and interpreted pursuant to the provisions of Spanish law.

6.2	Jurisdiction

6.2.1

The Parties expressly subject any disagreement or controversy that might arise on this Agreement or its execution, or which is related to it, to legal arbitration, pursuant to the regulation established by the rules and regulations of the International Chamber of Commerce (hereinafter, “CCI”), before three (3) arbitrator designated pursuant to the provisions of this Agreement, the Parties expressly waiving any other forum which might appertain to them.

6.2.2	The Parties state they know and accept the rules and regulations of the CCI, pursuant to whose rules the arbitration proceeding shall be held, if applicable.

6.2.3	The arbitration proceeding shall be held in Spanish in the city of New York (United States of America), in the place designated by the CCI.

6.2.4

The legal arbitration shall be subject to Spanish law and three (3) arbitrators shall take cognizance of it. Grupo Repsol YPF and the Beneficiary shall designate one (1) arbitrator each, the third of them being designated jointly by the arbitrators so designated. If the first two (2) arbitrators cannot agree on the selection of the third arbitrator, he shall be designated pursuant to the current regulations of the CCI.

6.2.5	Likewise, the arbitration proceeding shall be subject to the rules and regulations of the CCI.

6.2.6

The Parties shall request that the arbitrators include in the arbitration decision an express decision on costs. The decision on costs shall be proportional to the estimation of the claims of the Parties contained in the arbitration proceeding.

6.2.7

The arbitration shall in all cases be final and the Parties are bound to perform and to voluntarily obey the provisions of the arbitration decision, within the timeframes set by common accord at the start of the arbitration proceeding. On lack of agreement, the provisions of the CCI Regulation shall be applicable.

6.2.8

Subsidiarily, and if necessary, especially in relation to the forced execution of the arbitration, the holding of the preparatory proceedings as well as the request for injunctions or measures of any other type, the Parties subject themselves, with express waiver of any other forum that might appertain to them, to the Courts and Tribunals of the city of Madrid or of Buenos Aires, at the discretion of the Party complainant or petitioner.

And in witness of agreement, the Parties sign this Agreement in six equally identical copies, one for each one of the Parties, in the place and on the date indicated in the heading.

REPSOL YPF, S.A.	For Messrs. Eskenazi

/s/ Antonio Brufau Niubó	/s/ Matias Eskenazi Storey
Mr. Antonio Brufau Niubó	Mr. Matias Eskenazi Storey

PETERSEN ENERGÍA Pty Ltd.	PETERSEN ENERGÍA Pty Ltd.

/s/ Claudio Cánepa	/s/ Matias Eskenazi Storey
Mr. Claudio Cánepa	Mr. Matías Eskenazi Storey